Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
VIA EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series File Nos.: 002-57526 and 811-02699
Dear Mr. Di Stefano:
     On behalf of AIM Growth Series (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 20, 2010, with regard to Post-Effective Amendment No. 79/75 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
General Comments — Prospectuses
1. Comment: Note that the general comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 also apply to this filing, where applicable.
     Response: The comments received on January 13, 2010 to AIM Sector Funds’ Post-Effective Amendment No. 54 have been incorporated into this filing, as applicable.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

Specific Comments:
Invesco Convertible Securities Fund
1. Comment: In the “Principal Investment Strategies” sections of the prospectus, the language “normally invest at least 80% of assets” should be revised to state “normally invest at least 80% of total assets or net assets plus borrowing.”
     Response: The Fund’s 80% policy is based on net assets plus borrowings.
2. Comment: In the summary section of the prospectus, you indicate that the Fund may invest in exchangeable convertible securities and synthetic convertible securities. Please provide a description of what these securities are, as well as any special risks associated with them, in the summary strategy and principal risk sections of the prospectus.
     Response: A description of exchangeable convertible securities and synthetic convertible securities and their related risks has been added to the summary strategy and risk sections of the prospectus.
3. Comment: Consider adding foreign securities risk, derivatives risk, and small capitalization risk to the principal risks of the Fund.
     Response: Foreign securities risk, derivatives risk and small capitalization risk are not principal risks of the Fund.
4. Comment: Please provide more detail regarding the Fund’s strategy in the Item 9 disclosure pursuant to Item 9(b) of Form N-1A.
     Response: The disclosure has been revised accordingly.
5. Comment: The third paragraph under “Principal Investment Strategies” refers to exchangeable convertible securities and synthetic convertible securities. What are these? What is the equity component of these securities? How are they combined? Please provide more detail regarding the types of issuers of these securities and any related benchmarks. Please describe the different risk profiles associated with these securities in the principal risk section of the prospectus.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: We respectfully acknowledge the comment; however, we believe that the current disclosure relating to a description of the above referenced securities and related risks is appropriate.
6. Comment: The last sentence of the third paragraph under “Principal Investment Strategies” states: “In many cases, synthetic convertible securities are not convertible prior to maturity, at which time the value of the security is paid in cash by the issuer.” Why are these called “convertible” securities if they are not always convertible?
     Response: The referenced securities are considered to be convertible securities that are paid out in cash and not securities.
Van Kampen Asset Allocation Conservative Fund
1. Comment: Please include the list of underlying funds in the Item 9 section of the prospectus. Please also indicate the type and principal investment strategy of each underlying fund in the prospectus.
     Response: A list of the Underlying Funds that includes the type and principal strategy of each Underlying Fund has been added as Schedule I to the Fund’s prospectus.
2. Comment: The summary strategy section of the prospectus states: “The Fund may also invest up to 10% of its total assets in unaffiliated exchange traded funds (ETFs).” Please provide more detail regarding what ETFs are.
     Response: The following description of ETFs has been added to the summary strategy section of the prospectus: “An ETF is a security that tracks an index, a commodity or a basket of assets, but trades like a stock on an exchange. ETFs experience price changes throughout the day as they are bought and sold.”
3. Comment: In the summary strategy section of the prospectus, please delete the following sentence: “The Fund may change its target asset allocation weightings and the Underlying Funds without prior approval of or prior notice to shareholders.”
     Response: The sentence noted above is currently disclosed in the Van Kampen prospectus and the Fund respectively submits that removing this disclosure may mislead shareholders, and therefore the requested revision has not been made.
4. Comment: In the summary principal risks section of the prospectus, please delete the first sentence up to the word “result” in the description of non-diversified fund risks.
     Response: The requested revision to “non-diversified fund risks” has been made.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

5. Comment: Please clarify that this is a non-diversified fund.
     Response: Additional disclosure concerning the Fund’s classification as a non-diversified fund has been added.
6. Comment: Consider adding the risk of bearing expenses of the underlying funds to the principal risks sections of the prospectus.
     Response: The risk associated with bearing the expenses of the underlying funds has been added to the principal risks sections of the prospectus in the caption “Summary — Risks of Investing in Underlying Funds.”
7. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
8. Comment: In the last paragraph under the heading “Risks of Investing in Underlying Funds” in the summary section of the prospectus, delete the second sentence up to the word “risk” in the description of non-diversification risk.
     Response: The requested revision to “non-diversification risk” has been made.
Van Kampen Asset Allocation Moderate Fund
1. Comment: Please revise in accordance with the comments previously made to the Van Kampen Asset Allocation Conservative Fund.
     Response: The Fund’s prospectuses has been revised in accordance with the comments made to the Van Kampen Asset Allocation Conservative Fund.
Van Kampen Asset Allocation Growth Fund
1. Comment: Please revise in accordance with the comments previously made to the Van Kampen Asset Allocation Conservative Fund.
     Response: The Fund’s prospectuses has been revised in accordance with the comments made to the Van Kampen Asset Allocation Conservative Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

2. Comment: Consider adding growth style investing risk to the principal risks of the Fund.
     Response: The Fund includes “sector risk” as a principal risk of the Fund in the Summary – Principal Risks of Investing in the Fund and “style specific risk,” which includes growth style risk for the underlying funds in Investment Objectives, Strategies, Risks and Portfolio Holdings – Principal Investment Strategies and Risks, “Equity Underlying Funds – Style-specific risk”.
Van Kampen Leaders Fund
1. Comment: In the summary section of the prospectus under “Principal Investment Strategies of the Fund,” you state: “The Underlying Funds invest in U.S. and foreign equity securities and fixed income and money market securities.” Do the underlying funds also invest in derivatives? If so, please add disclosure to that effect.
     Response: The underlying funds each have the ability to invest in derivative instruments. Thus, the Fund has added disclosure as requested.
2. Comment: Please describe the strategy for determining the allocations to the underlying funds.
     Response: The Fund respectfully submits that the following disclosure is a sufficient description of the strategy for determining allocations:
The Fund makes equal allocations of its assets to the following three Underlying Funds: Invesco Van Kampen Comstock Fund (Comstock Fund), Invesco Van Kampen Equity and Income Fund (Equity and Income Fund) and Invesco Van Kampen International Growth Fund (International Growth Fund). The investment results of the Underlying Funds will vary. As a result, the percentage allocations to the Underlying Funds will be monitored daily by Invesco Advisers, Inc. (the Adviser), the Fund’s and the Underlying Funds’ investment adviser, and the Fund’s allocations to the Underlying Funds will be rebalanced whenever the actual allocations exceed plus or minus 5% of the pre- determined fixed percentage allocation basis.
Therefore, no revision had been made.
3. Comment: In the summary principal risks section of the prospectus, please delete the first sentence up to the word “result” in the description of non-diversified fund risk.
     Response: The requested revision to “non-diversified fund risks” has been made.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

4. Comment: Please add the principal risks associated with investing in each underlying fund to the summary section of the prospectus.
     Response: The summary section of the prospectus has been revised to include the principal risks associated with investing in each of the underlying funds.
5. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
Van Kampen Harbor Fund
1. Comment: Please provide a description of how the adviser will decide which securities to buy and when to sell in the summary section of the prospectus.
     Response: The Fund has added the disclosure as requested.
2. Comment: Is there a maturity range for the Fund’s investment in debt securities? Please add disclosure describing the range, if applicable.
     Response: The Fund may invest in debt securities of any maturity and thus, the Fund has not added any additional disclosure.
3. Comment: Will this Fund invest in other funds? Please clarify.
     Response: The Fund does not invest in other investment companies as a principal investment strategy and has not added negative disclosure.
4. Comment: Please separate the principal strategies and risks from the non-principal strategies and risks in the prospectus.
     Response: The Van Kampen Funds respectfully submit that each of their prospectuses currently has a separate section for each of “Principal Investment Strategies and Risks” and “Other Investments and Risk Factors” and therefore the Van Kampen Funds have not made any revisions.
5. Comment: Consider adding the risk associated with the Fund’s investments in convertible securities to the risk disclosure in the prospectus.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The risks associated with investing in convertible securities are included in the description of “market risk” in the summary section of the prospectus, and in the discussion of convertible securities in the Item 9 section of the Fund’s prospectus.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The Fund respectfully notes that the risk disclosure requested by the Staff is currently in the section entitled “Other Investments and Risk Factors” and thus, the Fund has not added any additional disclosure.
Van Kampen Real Estate Securities Fund
1. Comment: Please provide a description of how the adviser will decide which securities to buy and when to sell in the summary section of the prospectus.
     Response: The Fund has added the disclosure as requested.
2. Comment: Please add the Fund’s 80% policy to the summary strategy section of the prospectus.
     Response: The following sentence has been added to the summary strategy section of the prospectus:
Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies operating in the real estate industry, including equity securities of REITs and other securities of real estate operating companies at the time of investment.
3. Comment: Please conform the description of non-diversification risk to comments previously received.
     Response: The description to non-diversification risk has been conformed to prior comments as requested.
4. Comment: Consider adding concentration risk as a principal risk of this Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: Concentration risk has been added to the summary principal risk section of the prospectus and to the Item 9 section of the prospectus under “Principal Investment Strategies and Risks.”
5. Comment: Please revise the following sentence from the second paragraph of the Item 9 strategy section of the prospectus so that it is plain English rather than legal jargon: “The Adviser emphasizes a bottom-up stock selection with a top-down asset allocation overlay.”
     Response: The Fund has revised the disclosure as requested.
6. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
Van Kampen U.S. Mortgage Fund
1. Comment: Given that this is a U.S. Mortgage Fund, consider adding a discussion of safety of principal.
     Response: The Fund respectfully notes that Credit Risk is currently in the Principal Risks of Investing in the Fund and no additional disclosure has been added.
2. Comment: Please add the Fund’s 80% policy to the summary strategy section of the prospectus. Shouldn’t this test be tighter than “in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities at the time of investment”? Shouldn’t mortgage-backed securities be included as part of the 80% test?
     Response: The Fund has added the Fund’s 80% policies to the summary section as requested. The Fund notes that it has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities at the time of investment. The Fund has also adopted a separate policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in mortgage-backed securities. Due to the nature of these investments, the Fund expects there to be a significant overlap in the securities comprising these separate baskets. The Fund will adhere to both 80% tests.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

3. Comment: The prospectus indicates that the Fund may borrow for investment purposes. Are the interest expenses associated with such borrowing included in the fee table of the prospectus?
     Response: Interest expenses associated with any borrowings, if any, would be included in the fee table of the prospectus.
4. Comment: Please add the risks unique to investing in mortgage-backed securities as a separate heading in the summary principal risk section of the prospectus.
     Response: Disclosure regarding mortgage-backed securities is in the summary principal risk section of the prospectus. A heading has been added to make this clearer.
     5. Comment: The Item 9 disclosure of the prospectus states: “In addition, under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in mortgage-backed securities.” Given the name of the Fund, shouldn’t the policy be to invest in U.S. mortgage-backed securities?
     Response: The Fund has revised the policy referenced by the Staff to include “U.S.”
6. Comment: Consider summarizing the third paragraph under the Item 9 “Principal Investment Strategies and Risks” heading in the summary section of the prospectus.
     Response: Disclosure summarizing the third paragraph under the Item 9 “Principal Investment Strategies and Risks” heading has been added to the summary strategy section of the Fund’s prospectus:
7. Comment: Consider adding disclosure regarding any temporary defensive measures taken by the Fund.
     Response: The Fund believes that typical temporary defensive measures taken by a mutual fund are to hold cash, or invest a portion or all of such fund’s assets in securities issued or guaranteed by the U.S. government, its agencies or its instrumentalities. Since these are the types of investments in which the Fund primarily invests and which the prospectus describes, the Fund does not believe that adding a section as requested by the Staff is helpful or necessary. Thus, the Fund has not added any additional disclosure.
8. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The Fund respectfully notes that the risk disclosure requested by the Staff is currently in the section entitled “Other Investments and Risk Factors” and thus, the Fund has not added any additional disclosure.
Specific Comments – SAI
1. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 2 (the borrowing restriction) and No. 4 (concentration restriction) to include narrative disclosure as to what is permitted with regards to borrowing under the Investment Company Act of 1940.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
The “Non-Fundamental Restrictions” section of the SAI contains the following narrative which clarifies how concentration is currently interpreted by the 1940 Act:
In complying with the fundamental restriction regarding industry concentration, the Fund (except for Invesco Van Kampen Real Estate Securities Fund) may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.
The Registrant believes the current disclosure is appropriate and no additional disclosure is necessary at the present time.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

Vincent Di Stefano
Division of Investment Management
February 11, 2010

/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel